

May 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.00% Series H Term Preferred Stock due 2026, par value $0.01 per share, of Priority Income Fund, Inc. under the Exchange Act of 1934.

Sincerely,